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                                                                      Exhibit 23

The Board of Directors
of Hungarian Telephone and Cable Corp.:

We consent to incorporation by reference in the registration statements (No. 333-39257) on Form S-3 and (No. 333-29885, 333-81813, and 333-54688) on Form
S-8 of Hungarian Telephone and Cable Corp. of our report dated March 8, 2002, relating to the consolidated balance sheets of Hungarian Telephone and Cable Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statements Schedules I and II which report appears in the December 31, 2001 annual report on Form 10-K of Hungarian Telephone and Cable Corp.

KPMG Hungaria Kft.


Budapest, Hungary
March 28, 2002